UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File No. 001-32500

TANZANIAN GOLD CORPORATION

(Translation of registrant’s name into English)

150 King Street West, Suite 200, Toronto, Ontario M5H 1J9  Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Documents included as part of this Report:

Exhibit No.	Document

99.1	News Release dated January 26, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANZANIAN GOLD CORPORATION
(Registrant)

By:	/s/ Donna M. Moroney
Donna M. Moroney
Corporate Secretary

Date:	January 26, 2022